UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)

CITRIX SYSTEMS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

177376100

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

David R. Friedman, Esq.

General Counsel and Senior Vice President, Human Resources

851 West Cypress Creek Road

Ft. Lauderdale, FL 33309

(954) 267-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Stuart M. Cable, Esq.

Antonio G. Gomes, Esq.

Goodwin Procter LLP

Exchange Place

Boston, MA 02109

(617) 570-1000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$5,985,303.60	$183.75***

*	The “transaction valuation” set forth above is based on the Black-Scholes option valuation model, and assumes that all outstanding options eligible for tender covering an aggregate of 551,912 shares of common stock of Citrix Systems, Inc. will be amended pursuant to this offer, which may not occur.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 5 for fiscal year 2007, equals $30.70 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

***	Previously paid.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.

Form or Registration No.:	Not applicable.

Filing party:	Not applicable.

Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

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Introductory Statement

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on September 11, 2007, relating to our offer to amend outstanding “Eligible Options” (as defined in the Offer to Amend attached to the Schedule TO as Exhibit (a)(1)) held by current employees subject to taxation in the United States so that those options will not be subject to Section 409A of the Internal Revenue Code of 1986, as amended. Except as amended or supplemented hereby, all terms of the Schedule TO and the Offer to Amend and all disclosure set forth in the Schedule TO and Exhibits thereto remain unchanged.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)	Material Terms

The Offer expired at 11:59 p.m. Eastern Time on October 8, 2007. Pursuant to the Offer, Citrix has amended outstanding Eligible Options covering approximately 551,117 shares of Citrix common stock to increase the exercise price of each such option to the fair market value per share of Citrix common stock on the actual grant date of that option. In addition, the participants whose Eligible Options have been so amended are now eligible for the Cash Payments (as defined the Offer to Amend attached to the Schedule TO as Exhibit (a)(1)) in the aggregate amount of up to approximately $1,424,937.66 to compensate them for the higher exercise prices per share in effect for their amended options.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

CITRIX SYSTEMS, INC.

By:	/s/ David R. Friedman
David R. Friedman
General Counsel and Senior Vice
President, Human Resources

Date:	October 9, 2007

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